EXHIBIT 99.1

Fury Confirms Continuity and Extends Near Surface Gold Mineralization by 185 Metres at the Sakami Gold Project in Quebec

TORONTO, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the assay results from the last four holes of its inaugural drill campaign at the Sakami gold project (“Sakami” or the “Project”) located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec (Figure 1). The 2025 diamond drill program successfully completed 3,685 metres (“m”) in seven holes of which six (6) drill holes totalling 2,965 m targeted extensions and gaps at La Pointe Extension and one drill hole (720 m) targeted an Induced Polarization chargeability anomaly at Juliette.

Drill hole 25SK-005, the southwestern most drill hole completed by Fury, intercepted 26.0 m of 0.71 grams per tonne (“g/t”) gold including 6.5 m of 1.76 g/t gold 185 m to the SW of drill hole 25SK-003, which intercepted 59 m of 1.59 g/t gold (see news release dated September 4, 2025).

Highlights from the final four 2025 holes and key findings at Sakami include:

  26.0 m of 0.71 g/t gold including 6.5 m of 1.76 g/t gold in drill hole 25SK-005;*
  22.2 m of 0.83 g/t gold including 2.9 m of 1.71 g/t gold and 1 m of 8.62 g/t gold in drill hole 25SK-007 (Table 1);*
  Near surface gold mineralization footprint has been significantly increased with limited drilling, proving overall continuity and predictability – key for an eventual mineral resource estimate;
  Mineralization occurs along a prolific regional scale suture zone between two geologic sub-provinces with numerous undrilled gold occurrences along 23.5 km of strike, which lies entirely within the Sakami property;
  Gold occurs withing two broad sub parallel structures each of which has a significantly higher-grade gold core which remains open to depth; and
  Regional soil sampling identified six structurally controlled gold in soil anomalies along an east – west secondary fault splay.

*Due to the unknown orientation of the zones, downhole thickness was used.

Fury’s drilling confirms that mineralization at La Pointe Extension is open at depth and along strike to the west. Additionally, the drilling infilled gaps and improved continuity within the previously identified gold mineralization (Figures 2, 3, 4 and 5). All of the reported intercepts are between 50 m and 350 m of surface. The 2025 diamond drilling program utilized oriented core and preliminary interpretations indicate that the drilling was predominantly orthogonal to the gold mineralized structure.

“This year’s drill program at Sakami has delivered valuable geological insight and set a good foundation for evaluating future follow-up work, including the potential estimation of a mineral resource,” commented Tim Clark, CEO of Fury.

Hole ID		From	To	Length (m)	Au (g/t)
25SK-004		279.0	280.5	1.5	1.72
		433.0	454.5	21.5	0.35
		483.0	498.0	15.0	0.46
25SK-005		263.0	289.0	26.0	0.71
	Including	274.0	280.5	6.5	1.76
25SK-006	No significant intercepts
25SK-007		95.3	117.5	22.2	0.83
	Including	96.6	99.5	2.9	1.71
	and	108.5	109.5	1.0	8.62
		154.5	168.0	13.5	0.61
	Including	160.5	162.0	1.5	1.70
Main intervals – Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Sub-Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m.
Due to the unknown orientation of the zones, downhole thickness was used.

Table 1: Drilling Highlights

About the Sakami Project
The 100% owned Sakami project covers approximately 14,250 hectares (ha) or 142.5 sq km, located 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological sub-provinces, where gold mineralization has been identified over a distance of more than 23 km (Figure 1). Gold mineralization is located at the base of a sulphide-rich horizon within a zone of intense pervasive silicification located along a regional shear zone, marking the contact between the two geological sub-provinces.

A total of seven diamond drill holes totaling approximately 3,685 m were completed during the 2025 campaign. Six holes targeted the down plunge and along strike extensions of previously identified gold mineralization across 650 m of strike length at the La Pointe Extension target. Historical drilling has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface. All 2025 drill holes completed at La Pointe Extension intercepted zones of intense silicification with sulphide mineralization containing broad zones of gold mineralization in two sub-parallel zones with higher grade cores.

Drill Hole 25SK-006 targeted the previously undrilled Juliette target, located 1 km south of La Pointe Extension. Juliette has a similar Induced Polarization (IP) geophysical chargeability signature to the La Pointe and La Pointe Extension targets and represents an excellent opportunity to discover additional gold mineralization along the highly prospective 23 km long gold-bearing structure. Hole 25SK-006 intercepted a zone of intense silicification with sulphide mineralization, which correlates to the IP chargeability anomaly. Though drill hole 25SK-006 did not intercept significant gold mineralization, the alteration and sulphide mineralization intercepted paired with the IP chargeability anomaly still represent an intriguing target. Fury’s technical team is reviewing the oriented core and geochemical (ICP) data from this hole to determine any potential vectors to gold mineralization.

“Sakami has returned consistent near surface gold mineralization across broad widths. Fury is currently working on an updated geological model incorporating the new drill data into the existing database, with a goal of advancing it to the resource stage in the near future,” commented Bryan Atkinson, P.Geo., SVP Exploration of Fury.

2025 Regional Soil Sampling Program
During the 2025 field campaign a soil grid was completed 10 km to the west of La Pointe extension along a regional fault splay off of the main La Grande – Opinaca suture zone. The soil grid resulted in the collection of 237 samples identifying six structurally controlled gold anomalies for potential follow-up work (Figure 6). The gold in soil anomalies occur within a regional scale fold nose associated with mafic volcanic rocks and iron formation. Further field work is being contemplated to potentially advance the soil anomalies to a drill ready stage.

Figure 1: Plan map of the Sakami Gold Project.

Figure 2: 25SK-004 section showing the location of the reported 2025 drill intercept in relation to historical drilling.

Figure 3: 25SK-005 section showing the location of the reported 2025 drill intercept in relation to historical drilling.

Figure 4: 25SK-007 section showing the location of the reported 2025 drill intercept in relation to historical drilling.

Figure 5: La Pointe Extension Long section showing the location of the 2025 drill intercept in relation to historical drilling.

Figure 6: 2025 Regional Soil Sampling Gold in Soil anomalies.

Sampling and Assaying Disclosure
2025 Fury Drilling
Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical Sakami Diamond Drilling
Analytical samples were taken by manually splitting NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val d’Or, QC for preparation and analysis. All samples were assayed using a 30 g nominal weight fire assay with atomic absorption finish (Au-AA24). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision. Fury has completed a review of the historical Sakami drill database and found no significant errors. Reported intervals were calculated using Au grade*thickness no less than 2.0 g/t*m with grade no less than 1.0 g/t, maximum consecutive dilution 2 m. Due to the unknown orientation of the zones downhole thickness was used.

2025 Fury Soil Sampling
Soil samples were collected from the B-horizon within a predefined grid with a spacing of 50 metres along 200 metre spaced lines. Samples were screened using 180µm screen analyzed for gold and multi-element using 50g (or 25g where is not enough material) nominal weight trace level method by aqua regia extraction and ICP-MS finish method (AuME-TL44 or AuME-TL44) on a -180µm fraction. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.3% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at Sakami will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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